UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                              SPARK NETWORKS, INC.
                              --------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    84651P100
                                    ---------
                                 (CUSIP Number)

                                   Alon Carmel
                          269 S. Beverly Drive, # 1091
                         Beverly Hills, California 90212
                                 (310) 666-3900_
                                 ---------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 28, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84651P100

1.   Names of Reporting Persons.                           Alon Carmel
     I.R.S. Identification Nos. of above persons (entities only)


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     N/A

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)
     [ ]

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6.        Citizenship or Place of Organization                    U.S.A./Israel

--------------------------------------------------------------------------------

        Number of                7.  Sole Voting Power            1,205,519(1)
                                     -----------------------------------------
   Shares Beneficially           8.  Shared Voting Power                     0
                                     -----------------------------------------
      Owned by Each              9.  Sole Dispositive Power       1,205,519(1)
                                     -----------------------------------------
 Reporting Person With:         10.  Shared Dispositive Power                0
                                     -----------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,205,519(1)

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)   [ ](2)

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13.  Percent of Class Represented by Amount in Row 11                   4.8%(3)


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
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(1) Represents the number of shares beneficially owned by Mr. Carmel as of March
28, 2008, the date on which Mr. Carmel ceased to own more than 5% of the outstanding common stock of the Issuer.

(2) As described in the Schedule 13D filed on December 12, 2005, Mr. Carmel may be deemed to be part of a group with: (i) Great Hill Affiliates; (ii) Joe Y. Shapira; (iii) the Tiger Global Entities; (iv) the Criterion Entities; and/or
(v) the other Group Members. Mr. Carmel does not affirm to be part of a group and expressly disclaims beneficial ownership of common shares beneficially owned by such parties. Accordingly, such common shares are not included in the amounts specified by the Mr. Carmel above.

(3) Based on 25,363,315 shares of Common Stock outstanding as of March 28, 2008 as reported by the Issuer in its latest Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 31, 2008.

                                INTRODUCTORY NOTE
                                -----------------

     This Amendment No. 2 amends the Schedule 13D filed by Mr. Carmel on December 12, 2005, as amended by Amendment No. 1 filed by Mr. Carmel on June 19, 2006 (as amended, the "Schedule 13D," and together with Amendment No. 2, the "Statement").

     On June 9, 2007, Spark Networks plc, a public limited company registered in England and Wales and the Issuer's predecessor-in-interest, was reorganized as the Issuer, and in connection with such reorganization, holders of shares in the Issuer's predecessor-in-interest received in respect of such shares an equal amount of the Issuer's Common Stock. Accordingly, references to "Ordinary Shares" in the Schedule 13D shall be deemed to refer to "Common Shares" to the extent appropriate. Except as set forth below or as described in the preceding sentence, there are no changes to the information set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is amended and restated in its entirety as follows:

     This Statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Spark Networks, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) Mr. Carmel beneficially owned an aggregate of 1,205,519 shares of Common Stock of the Issuer on March 28, 2008, representing 4.8% of the Issuer's outstanding Common Stock on March 28, 2008.

(b) As of March 28, 2008, Mr. Carmel had the power to vote, direct the vote, dispose and direct the disposition of 1,205,519 shares of Common Stock of the Issuer.

(c) Mr. Carmel effected the following sale transactions in the Common Stock of the Issuer within the 60 days prior to March 28, 2008. No purchases were effected by Mr. Carmel during this 60 day period:

        Trade Date                                   Price Per Share           Shares Sold
        ---------------------------------------    --------------------    ---------------------
          1/29/2008                                              $5.25                   18,000
           2/1/2008                                              $5.13                   32,000
           2/6/2008                                              $5.16                   30,000
          2/21/2008                                              $5.02                   62,900
          2/22/2008                                              $5.00                    7,941
          2/25/2008                                              $4.90                   10,359
          2/26/2008                                              $4.77                   44,400
          2/27/2008                                              $4.75                    5,800
          2/28/2008                                              $4.76                   60,400
          2/29/2008                                              $4.75                    8,200

           3/5/2008                                              $4.76                    1,000
           3/6/2008                                              $4.76                      900
           3/7/2008                                              $4.80                      300
          3/10/2008                                              $4.51                    3,300
          3/11/2008                                              $4.23                    3,000
          3/12/2008                                              $4.01                   24,800
          3/12/2008                                              $4.00                  116,700

In addition, disclosure is made as to the following sale transactions in the Common Stock of the Issuer by Mr. Carmel since Mr. Carmel's filing of Amendment No. 1 on June 19, 2006 which were inadvertently not previously reported:

        Trade Date                                   Price Per Share           Shares Sold
        ---------------------------------------    --------------------    ---------------------
          7/20/2007                                              $5.50                      200
           8/7/2007                                              $4.33                   30,000
          8/20/2007                                              $4.01                   70,000
          8/21/2007                                              $4.00                   50,000
          9/25/2007                                              $4.00                    9,000
          9/26/2007                                              $4.00                      600
          9/28/2007                                              $4.00                      600
          10/1/2007                                              $3.90                    9,820
          10/2/2007                                              $3.90                    9,400
          10/3/2007                                              $3.90                    8,200
          10/4/2007                                              $3.77                   22,380
          10/5/2007                                              $3.72                   25,000
          10/9/2007                                              $3.77                   65,000
         10/12/2007                                              $3.80                   50,000
         10/15/2007                                              $4.00                   50,000
         11/13/2007                                              $3.90                   50,000
         11/28/2007                                              $4.00                   50,000
         12/31/2007                                              $4.91                    7,900
           1/2/2008                                              $4.90                   12,100
           1/4/2008                                              $5.51                   10,100
           1/7/2008                                              $5.70                      500
           1/8/2008                                              $5.48                   39,400
           1/9/2008                                              $5.48                   10,000
          1/14/2008                                              $5.59                   14,500
          1/15/2008                                              $5.57                      800

(d) Not applicable.

(e) Mr. Carmel ceased to be beneficial owner of more than 5% of the Issuer's Common Stock as of March 28, 2008.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  October 16, 2008

                                                        ALON CARMEL

                                                By:

                                                        /s/ Alon Carmel
                                                        ---------------
                                                        By:  Alon Carmel

                                     - 3 -